Austrian

RECEIVED

2007 MAY -2 A 7:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07023099

SUPPL

April 25, 2007

Ref.: **Rule 12g3-2(b) File No. 82-4970**

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

PROCESSED
MAY 0 3 2007
THOMSON FINANCIAL

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES
Österreichische Luftverkehrs AG

Dr. Prisca Havranek-Kosicek
Corporate Subsidiaries & IR

Encl.

T:\EIR\VORLAGEN\SEC-BRIEF-NEU.DOC

Austrian Airlines
Österreichische
Luftverkehrs AG
Member of IATA

Head Office
Fontanastrasse 1
A-1107 Vienna
Phone +43 (0)5 1766-0
Fax (+43 1) 688 55 05
www.aua.com

Passenger services office
Kärntner Ring 18
A-1010 Vienna
Phone +43 (0)5 1766-7630
Reservation
Phone +43 (0)5 1789

Airport Base
A-1300 Vienna-Airport
Phone (+43 1) 7007-0

Disclosure under § 14 HGB:
Stock Company, Vienna
Commercial Court Vienna
FN 111000k
DVR: 0091740

A STAR ALLIANCE MEMBER

20000496

Austrian

April 25, 2007

Ad-hoc Release

AUSTRIAN AIRLINES GROUP BEGINS REPORT YEAR 2007 WITH SIGNIFICANT IMPROVEMENT IN RESULT

Strong starting-point based on restructuring measures introduced and consistent expansion of Focus East strategy

Financial Result of Austrian Airlines Group, First Quarter 2007

Austrian **Chief Executive Officer Alfred Ötsch** today offered the following summary of the newly-released figures: 'Our operating result (EBIT) improved significantly in the first quarter of 2007 compared to the previous year, rising from EUR -50.1m to EUR -19.0m, and now forms a sound basis for the further development of the financial year 2007. Last year's successful capital increase and steady implementation of our redimensioning processes throughout the company are key factors in our future. The restructuring measures and closure of unprofitable long-haul routes are already well underway, and a social plan has been worked out and agreed with the Staff Council for employees affected both directly and indirectly by the changes. The impact of our and service offensive are already measurable in passenger figures and we will continue with the quality focus in 2007: the refitting of our long-haul Business Class sections with lie-flat sleeper seats is largely complete, and we expect passengers to be enjoying DO&CO catering on board our flights from the summer of 2007 onwards.'

Overview of Financial Result, First Quarter 2007

Key indicators		1-3/2007	1-3/2006	+/- %
Revenue	EURm	561.5	546.8	2.7
EBITDAR	EURm	67.9	44.4	52.9
EBITDAR adjusted [1]	EURm	59.8	38.7	54.5
EBIT	EURm	-19.0	-50.1	62.1
EBIT adjusted [2]	EURm	-27.1	-53.9	49.7
Result before tax	EURm	-29.2	-65.3	55.3
Result before tax adjusted [2]	EURm	-36.5	-67.7	46.1
Cash flow from operating activities	EURm	69.0	48.8	41.4
Passengers carried (scheduled & charter)	Passengers	2,245,382	2,117,368	6.0
Passenger load factor (scheduled services)	%	74.1	72.4	1.7P.
Cargo	Tons	37,924	40,128	-5.5

1 Adjusted for result from the disposal of assets and exchange rate valuations at the reporting date.
2 Adjusted for result from the disposal of assets, exchange rate valuations at the reporting date and revaluations of aircraft.

Operating result on upwards trend

As a result of the strong traffic trend and increased productivity, the EBIT increased significantly in the first quarter, from EUR -50.1m to EUR -19.0m, despite the continuing high fuel costs; an improvement of EUR 31.1m. The EBIT adjusted to account for valuation of exchange rates at the reporting date and disposals of assets improved to EUR -27.1m. As a result, the adjusted EBIT was 26.8m above the figure for the previous year. The result before tax improved by EUR 36.1m to reach EUR -29.2m.

Revenue and operating revenue increase

Flight revenue rose by 4.6% to EUR 540.6m in the first quarter thanks to the strong demand trend. Operating revenue increased by 3.0% to EUR 582.6m in the report period.

Net cash flow from operating activities increase

Net cash flow from operating activities increased from EUR 48.8m to EUR 69.0m in the first quarter. Cash flow from investing activities rose from EUR -22.7m in the first three months of 2006 to EUR -191.6m in the first quarter of 2007 due to aircraft purchases and the acquisition of long-term securities, which resulted in a move from cash and cash equivalents into long-term securities in the stock of financial assets. Cash flow from financing activities improved compared to last year by EUR 31.8m to EUR -27.2m. Cash stocks after the first three months totalled EUR 367.4m (31.12.2006: EUR 516.1m).

Expenses reduced despite high fuel costs

Due to the capacity reduction caused by long-haul restructuring, overall operating expenses were reduced by 2.3% to EUR 601.6m in the first quarter. Expenses on materials and services fell by 4.8% to EUR 332.3m compared to the previous year, with fuel expenditure down by 10.8% to EUR 101.5m.

Particularly due to the cutting of fuel-intensive long-haul routes the proportion of total expenditure before exceptionals accounted for by fuel expenditure has therefore been cumulatively reduced from 18.5% to 16.9% within the space of a year.
Due to a combination of positive traffic performance and a restrictive staffing policy, the Group succeeded in improving productivity (measured in flight revenue per employee). Personnel expenditure rose by 2.9% to EUR 132.2m in the first quarter.

Chief Financial Officer Thomas Kleibl said the following about the key points in the first quarter for him: 'To achieve a targeted risk spread and a levelling-off of kerosene costs in the medium term, we have now launched a hedging programme under which we will gradually hedge up to 20% of our annual kerosene requirement. A recently signed Memorandum of Understanding with Lufthansa Technik will let us strengthen our competitiveness and the market position of Austrian Technik within the framework of our Star Alliance partnership, and consolidate a forward-looking strategy for Vienna as a business location.'

Traffic increase continued and further market share won

In the **scheduled segment**, the Group reported a highly satisfactory traffic result in the first quarter. The load factor in the first quarter was 74.1%, or 1.7 percentage points above the previous year's figure. The number of passengers carried rose by 8.4% in the report period compared to last year, to reach 2,090,980.
Despite the reduction in long-haul availability, passenger volume increased slightly, by 0.6%, to reach 358,696 passengers in the wake of the restructuring introduced. As a result, the load factor on long-haul services increased by 2.7 percentage points to 82.1%. Particularly worthy of mention here is the increase in the number of Business Class passengers on long-haul flights by 9.2%. This was achieved with the expansion of seating capacity during installation of the new sleeper seats.

Similarly, the trend was extremely positive in the short- and medium-haul segment. The number of passengers carried rose by 10.1% to reach 1,732,284. An expansion in availability of 9.7% (measured in available seat kilometers) was balanced by an increase in demand of 13.6%. As a

result of this trend, the load factor in medium haul, at 82.7%, was up by 2.2 percentage points, significantly better than the previous year. Overall, revenue in the scheduled segment in the first quarter rose from EUR 479.9m to EUR 511.1m. The EBIT improved in the first quarter to reach EUR –18.9m (previous year EUR –46.0m).

The **charter segment** reported a reduction in capacity in the first quarter of 2007. A total of 154,402 passengers have been carried since the beginning of the year, a reduction of 17.7% compared to the previous year. Due to the cut in production, revenue in the charter segment fell in the first three months of the year, from EUR 36.7m to EUR 29.5m. The EBIT improved in the report period to EUR –1.3m (previous year: EUR –4.9m).

Austrian Chief Commercial Officer Dr. Josef E. Burger made the following comment on the strong market performance: 'The positive traffic result, rising passenger numbers and high load factor in the first quarter are the result of strong growth in the short- and medium-haul segment, above all in Central and Eastern Europe as well as in the Middle East and the Levant Region. In addition to the strong demand, the significant improvement of the yield development is also favourable. Thanks to the new cooperation with our partner AiRUnion, we will also continue to build up our market presence in the Russian Federation. With the incorporation of the new destinations of Burgas and Tallinn in the second quarter, we will be connecting more important core markets and business centres in Central and Eastern Europe to our Vienna transfer hub.'

Strategic fleet adjustment continued

A B777-200ER was newly integrated into the fleet in the first quarter. By that the last open order was taken. Further important steps were taken in the strategic fleet adjustment. Since the beginning of the year, the final remaining Airbus A310, which had been on a long-term lease since 1999, and the last CRJ-100 have been sold and transferred. Marketing of the A330 fleet is now to be the highest priority. One A330, that is operated in operating lease, will be returned to the lessors in autumn. In April the purchase contract of two of the three A330, which are owned by the Austrian Airlines Group, was signed. Marketing of the last A330 is on going. Furthermore a B737-300 Classic, most recently used at Slovak Airlines, is also to be valued.

In the course of the consistent reduction in unnecessary capacity and fleet adjustment, one Boeing B737-600, one Dash-8/300 (with purchase agreement) and three Embraer 145 were leased outside the Group at end-March 2007.

Dr. Prisca Havranek-Kosicek, Investor Relations, Austrian Airlines, Tel.: +43 (0) 5 1766 - 3311, Fax: +43 (0) 5 1766 3333, email: prisca.havranek-kosicek@austrian.com

Rückfragehinweis / For further information: Konzernkommunikation / Corporate Communications - AUSTRIAN AIRLINES GROUP : Livia DANDREA-BÖHM / Patricia STRAMPFER Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:livia.dandrea@austrian.com / mailto:patricia.strampfer@austrian.com, www.austrian.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Konzernkommunikation / Corporate Communications Division of the Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@austrian.com

ad-07-08e (Ergebnis Q1-07).doc

Austrian



Letter to Shareholders

January - March 2007

The Austrian Airlines Group at a glance

		1-3/2007	1-3/2006	+/- %
Revenue	EURm	561.5	546.8	2.7
EBITDAR adjusted[1]	EURm	59.8	38.7	54.5
EBITDAR	EURm	67.9	44.4	52.9
EBIT adjusted[2]	EURm	-27.1	-53.9	49.7
EBIT	EURm	-19.0	-50.1	62.1
Result before tax adjusted[2]	EURm	-36.5	-67.7	46.1
Result before tax	EURm	-29.2	-65.3	55.3
Cash flow from operating activities	EURm	69.0	48.8	41.4
Passengers carried (total)		2,245,382	2,117,368	6.0
Passenger load factor (scheduled service)	%	74.1	72.4	1.7P.

1 Adjusted for result from disposal of assets and foreign currency gains at the reporting date

2 Adjusted for result from disposal of assets, foreign currency gains at the reporting date and impairment of aircraft

Highlights

First Quarter: a positive start to the new year

- Sharp growth in passenger volume: +6.0%
- Passenger load factor (scheduled services) climbs to 74.1% (+1.7P.)
- Expansion of capacity on short- and medium-range: +9.7% ASK
- Improvement in EBIT to EUR −19.0m (last year: EUR −50.1m)
- Initiation of fuel hedging programme

Implementation of restructuring programme

- Accelerated fleet harmonisation on long-haul
- Consolidation of capacity in long-haul segment
- New Boeing 777 taken over
- Sales contract for two A330 to be disposed of signed in April 2007

Consistent continuation of Focus East strategy

- Chicago as new long-haul destination from May 2007
- Destinations of Burgas and Tallinn also to come in second quarter
- Cooperation with Lufthansa Technik launched on basis of a MoU

Contacts

Investor Relations
Prisca Havranek-Kosicek
Tel.: ++43 (0)5 1766 - 3311
Fax: ++43 (0)5 1766 - 3333
E-Mail: investor.relations@austrian.com
Internet: http://www.austrianairlines.co.at

Communications
Livia Dandrea-Böhm
Tel.: ++43 (0)5 1766 - 1230
Fax: ++43 (0)1 688 65 26
E-Mail: public.relations@austrian.com

Austrian Airlines Head Office
1107 Vienna, Fontanastraße 1
Tel.: ++43 (0)5 1766 - 0
Fax: ++43 (0)1 688 55 05
Internet: http://www.austrian.com

A Word from the Board of Management

Dear Shareholders,

The Austrian Airlines Group recorded a good start to the new report year in the first quarter of 2007. The successful capital increase of the previous year and consistent implementation of the redimensioning process in all company divisions provide a secure foundation for the future of the Group.

Implementation of measures to restructure long-haul and the associated closure of uneconomical long-haul routes is well underway. The destinations of Shanghai, Kuala Lumpur/Sydney and Singapore/Melbourne were removed from the schedule in the first quarter, while closure of our routes to Phuket, Mauritius, Colombo/Male (summer) and Kathmandu will follow in the second. A social plan has been worked out for employees affected both directly and indirectly by the restructuring, and agreed with the Workers' Council. The measures introduced will mean the harmonisation of the long-haul fleet, which we have been working to achieve for some time, can be implemented significantly more quickly. From Q3 2007 onwards, only Boeing aircraft will continue to operate in the long-haul segment. Taking into account the fourth Boeing 777, which was delivered to the Austrian Airlines Group in January 2007 and incorporated into the long-haul fleet, a total of ten Boeing long-haul aircraft will be in operation.

The Group began the first quarter by developing a new hedging programme which will enable it to gradually hedge up to 20% of its annual kerosene requirement. The hedging, which will take place in tranches, is to be based on monthly futures contracts on the targeted risk spread and the medium-term levelling off of kerosene costs.

The oil price remains the most important external cost factor for the airline industry, and the Group is working on the assumption that the price of kerosene will stay high in 2007. The operating result improved sharply in the first quarter of 2007 compared to last year, with fuel prices at previous year's level, and forms a good basis for the continued trend in the financial year 2007.

The new advertising line introduced in February 2007 has been designed to emphasise the position of the Austrian Airlines Group as a specialist in Eastern Europe and a quality airline at an international level. From summer 2007 onwards, passengers of the entire Austrian Airlines Group will have the opportunity to enjoy DO&CO inflight catering.

Austrian

Austrian Technik is working to conclude an operative and strategic cooperation agreement with Lufthansa Technik as part of our Star Alliance partnership. The agreement will produce fundamental cost benefits and sharing of know-how for both sides, as well as a forward-looking strategy for Vienna as a business location in particular. An appropriate Memorandum of Understanding has been signed with Lufthansa Technik.

From May 2007 the Austrian Airlines Group will incorporate Chicago into its flight schedule, raising the total number of long-haul destinations in North America and Asia to ten. Incorporation of the medium-haul destinations of Burgas and Tallinn in the second quarter of 2007 will mean two more important East European economic centres are connected to the transfer hub of Vienna.

Alfred Ötsch, CEO

Josef Burger, CCO

Thomas Kleibl, CFO

Business Trends

Slovak Airlines deconsolidated

The present interim financial statement has been prepared according to the same accounting methods as the annual financial statement as at 31 December 2006. Due to the unsatisfactory capital situation at Slovak Airlines and failure to fulfil contractual obligations by the co-owner of the company, it proved impossible to restructure this subsidiary company in the report period. The company was forced to apply for bankruptcy in March, and has been deconsolidated as at 31 March. The subsidiary company Travel Value Wien was sold as at 1 January 2007 according to agreement.

Revenue and operating revenue increase

Flight revenue Q1: +4.6%

Flight revenue rose by 4.6% to EUR 540.6m in the first quarter thanks to the strong demand trend. Other income fell by 29.8% to EUR 13.4m, primarily due to the fall in exchange rate valuations at the reporting date. Overall operating revenue increased by 3.0% to EUR 582.6m in the report period.

Expenses reduced despite continuing high fuel costs

Fuel expenses: -10.8%

Due to the capacity reduction caused by long-haul restructuring, overall operating expenses were reduced by 2.3% to EUR 601.6m in the first quarter. Expenses for materials and services fell by 4.8% to EUR 332.3m compared to the previous year, with fuel expenses down particularly sharply, decreasing by 10.8% to EUR 101.5m. The Group has succeeded in cumulatively reducing fuel expenses as a proportion of total expenses before exceptionals from 18.5% to 16.9% within the space of a year, due in particular to the reduction in its fuel-intensive long-haul routes.

Due to a combination of positive traffic performance and a restrictive staffing policy, the Group succeeded in improving productivity (measured in flight revenue per employee). Personnel expenditure rose by 2.9% to EUR 132.2m in the first quarter. Influenced by the current advertising offensive and other factors, other expenses increased by 15.4% to EUR 50.2m in the first quarter.

Operating result on upwards trend

EBIT Q1: EUR -19.0m

As a result of the strong traffic trend and increased productivity, the EBIT increased significantly in the first quarter, from EUR -50.1m to EUR -19.0m, despite the continuing high fuel costs; an improvement of EUR 31.1m. The EBIT adjusted to account for valuation of exchange rates at the reporting date and disposals of assets improved to EUR -27.1m. As a result, the adjusted EBIT was 26.8m above the figure for the previous year. The result before tax improved by EUR 36.1m to reach EUR -29.2m.

Increase in net cash flow from operating activities

Net cash flow from operating activities increases

Net cash flow from operating activities increased from EUR 48.8m to EUR 69.0m in the first quarter. Cash flow from investing activities rose from EUR -22.7m in the first three months of 2006 to EUR -191.6m in the first quarter of 2007 due to aircraft purchases and the acquisition of long-term securities, which resulted in a move from cash and cash equivalents into long-term securities in the stock of financial assets. Cash flow from financing activities improved compared to last year by EUR 31.8m to EUR -27.2m. Cash and cash equivalents after the first three months totalled EUR 367.4m (31.12.2006: EUR 516.1m).

Strategic fleet harmonisation continued

B777-200ER taken over

A B777-200ER was newly integrated into the fleet in the first quarter, marking receipt of the final order still open at the time of writing. Further important steps were taken in the strategic fleet harmonisation. Since the beginning of the year, the final remaining Airbus A310, which had been on a long-term lease since 1999, and the last CRJ-100 have been sold and transferred. With the decision over reduction of the long-haul fleet taken, marketing of the A330 fleet is a high priority. The A330 operated in the Operating Lease is to be returned to the lessor in the autumn. The sale contract for two of the three A330 in beneficial ownership was signed in April. The third aircraft is currently being actively marketed. A B737-300 Classic, most recently used at Slovak Airlines, is also to be marketed.

In the course of the consistent reduction in unnecessary capacity and fleet adjustment, one Boeing B737-600, one Dash-8/300 (with purchase agreement) and three Embraer 145 were leased outside the Group as at March 2007.

Segments

Under IFRS, the business segments of the Austrian Airlines Group are divided into the individual segments of scheduled, charter and complementary services.

Scheduled passengers: Q1: +8.4%

In the **scheduled segment**, the Group reported a highly satisfactory traffic result in the first quarter. The load factor in the first quarter was 74.1%, or 1.7 percentage points above the previous year's figure. The number of passengers carried rose by 8.4% in the report period compared to last year, to reach 2,090,980.

Despite the reduction in long-haul capacity, passenger volume increased slightly, by 0.6%, to reach 358,696 passengers in the wake of the restructuring introduced. As a result, the load factor on long-haul services increased by 2.7 percentage points to 82.1%. Particularly worthy to mention here is the increase in the number of Business Class passengers on long-haul flights by 9.2%. This was achieved with the expansion of seating capacity during installation of the new sleeper seats.

Scheduled load factor medium-haul Q1: +2.2P.

Similarly, the trend was extremely positive in the short- and medium-haul segment. The number of passengers carried rose by 10.1% to reach 1,732,284. An expansion in capacity of 9.7% (measured in available seat kilometers) was balanced by an increase in demand of 13.6%. As a result of this trend, the load factor in short- and medium-haul, at 62.7%, was up by 2.2 percentage points, significantly better than the previous year. Overall, revenue in the scheduled segment in the first quarter rose from EUR 479.9m to EUR 511.1m. The EBIT improved in the first quarter to reach EUR –18.9m (previous year EUR –46.0m).

Charter: reduction in capacity

The **charter segment** reported a reduction in capacity in the first quarter of 2007. The countries of Spain, Egypt and Turkey were affected by this. Long-haul services continued to operate selectively in the charter segment, primarily affecting the marketing of surplus capacity. A total of 154,402 passengers have been carried since the beginning of the year, a reduction of 17.7% compared to the previous year. Due to the cut in production, revenue in the charter segment fell in the first three months of the year, from EUR 36.7m to EUR 29.5m. The EBIT improved in the report period to EUR –1.3m (previous year: EUR –4.9m).

Revenue in the **complementary services** segment (which includes amongst other third-party handling, technical services and aircraft leasing) reached EUR 20.9m in the first three months of 2007 (previous year: EUR 30.2m). The EBIT totalled EUR 1.2m (previous year: EUR 0.8m).

Traffic growth in Central Europe and Central Asia

Taken by **geographical segment**, demand for scheduled traffic in medium-haul (measured in passenger kilometers) increased compared to the previous year. The rise was particularly marked in the regions of Central Asia, Central Europe, Scandinavia, the Middle East and Switzerland. The lowest rate of growth achieved in the medium-haul segment was in Germany. In the charter segment, there was passenger growth in traffic to Italy and on incoming flights from Russia, Great Britain and Ireland to Tyrol and Salzburg due to ski tourism.

Austrian Airlines on the Capital Market

Upward trend in Austrian Airlines share price

Share price trend

The trend in the Austrian Airlines share price was highly satisfactory in the first three months, in the wake of the capital increase successfully completed in December 2006. From its year-end price on 28.12.2006 of EUR 7.34, the share has risen continually ever since, reaching a year-to-date high of EUR 12.31 on 11.04.2007. The Austrian Airlines share price managed to significantly outperform the ATX in the first quarter, with an increase of 47.3%, fulfilling the positive expectations of analysts.

No dividends for 2006

The financial strategy of the Austrian Airlines Group is designed to achieve lasting restructuring of the operating result and a reduction in the level of debt. Due to the lack of a balance sheet profit at the parent company, it will not possible to pay a dividend for the financial year 2006.

Investor Relations – comprehensive information for the Financial Community

Transparent communication

The Investor Relations strategy of the Austrian Airlines Group is designed to provide the financial community with a comprehensive range of information, and firmly oriented towards openness and transparency. The company's active dialogue with all capital market players continued in the report period at a number of international events. On 7 March 2007, the Annual Result 2006 was presented to analysts and the media. The Annual Meeting of Shareholders will be held on 4 May 2007. Interested investors can access an extensive range of information surrounding the company at www.austrianairlines.co.at.

Financial Calendar

Annual Meeting of Shareholders	4 May 2007
Publication of result for 1st Half-year	24 July 2007
Publication of result for 3rd Quarter	24 October 2007

Austrian

Consolidated Income Statement

EURm		1-3/2007	1-3/2006	+/-	+/- %
Flight revenue		540.6	516.6	24.0	4.6
Other revenue		20.9	30.2	-9.3	-30.8
Revenue		561.5	546.8	14.7	2.7
Changes in inventories		0.7	0.1	0.6	-
Result from disposal of non-current assets		7.0	-0.4	7.4	-
Other income[1]		13.4	19.1	-5.7	-29.8
Operating revenue		582.6	565.6	17.0	3.0
Expenses for materials and services excl. rentals		-332.3	-349.2	16.9	4.8
Personnel expenses		-132.2	-128.5	-3.7	-2.9
Other expenses		-50.2	-43.5	-6.7	-15.4
EBITDAR		67.9	44.4	23.5	52.9
EBITDAR adjusted[2]		59.8	38.7	21.1	54.5
Depreciation and amortisation[3]		-68.9	-77.7	8.8	11.3
Rentals		-18.0	-16.8	-1.2	-7.1
Operating expenses		-601.6	-615.7	14.1	2.3
Result from operating activities (EBIT) before associates		-19.0	-50.1	31.1	62.1
Result from operating activities (EBIT) adjusted before associates[4]		-27.1	-53.9	26.8	49.7
Share of results in associates		-0.7	-2.3	1.6	69.6
Financial expenses		-16.7	-18.0	1.3	7.2
Financial income		8.0	6.5	1.5	23.1
Other financial expenses and income		-0.8	-1.4	0.6	42.9
Financial result		-10.2	-15.2	5.0	32.9
Result before tax		-29.2	-65.3	36.1	55.3
Result before tax adjusted[4]		-36.5	-67.7	31.2	46.1
Income taxes		0.0	-1.5	1.5	-
Result from continuing operations		-29.2	-66.8	37.6	56.3
Result from continuing operations adjusted[4]		-36.4	-69.2	32.8	47.4
Result from operations held for sale		12.9	9.7	3.2	33.0
Net result for the period		-16.3	-57.1	40.8	71.5
Net result for the period adjusted[5]		-36.4	-69.2	32.8	47.4
Attributable to: Shareholders of Austrian Airlines AG		-15.2	-55.7	40.5	72.7
Minority interests		-1.1	-1.4	0.3	21.4
Earnings per share	EUR	-0.18	-1.72	1.54	89.5
Earnings per share diluted	EUR	-0.18	-1.72	1.54	89.5

1 Inclusive of foreign currency gains at the reporting date (1-3/2007 EUR 1.1m, 1-3/2006 EUR 6.1m)
2 Adjusted for result from disposal of assets and foreign currency gains at the reporting date
3 Inclusive of impairment according to IAS 36, Impairment (1-3/2007: EUR 0.0m, 1-3/2006: EUR 1.9m)
4 Adjusted for result from disposal of assets, foreign currency gains at the reporting date and impairment of aircraft
5 Adjusted for result from disposal of assets, foreign currency gains at the reporting date, impairment of aircraft and result from operations held for sale

Consolidated Balance Sheet

Assets

EURm	31.3.2007	31.12.2006	+/- %	31.3.2006	+/- %
Intangible assets	17.6	19.3	-8.8	23.6	-25.4
Aircraft	2,151.7	2,133.2	0.9	2,266.9	-5.1
Other tangible assets	57.8	57.9	-0.2	58.4	-1.0
Investments in associates using the equity method	12.1	12.8	-5.5	10.4	16.3
Securities and loans	227.4	98.9	-	173.8	30.8
Other non-current assets	32.5	31.1	4.5	74.3	-56.3
Deferred tax assets	95.3	95.8	-0.5	95.2	0.1
Non-current assets	2,594.4	2,449.0	5.9	2,702.6	-4.0
Inventories	53.0	49.8	6.4	59.3	-10.6
Trade receivables	191.8	152.8	25.5	174.3	10.0
Other current assets	46.5	27.4	69.7	94.8	-50.9
Cash and cash equivalents	367.4	516.1	-28.8	94.0	-
Long-term assets of disposal group classified as held for sale	-	13.6	-	-	-
Current assets	658.7	759.7	-13.3	422.4	55.9
Total assets	3,253.1	3,208.7	1.4	3,125.0	4.1

Shareholders' equity and liabilities

EURm	31.3.2007	31.12.2006	+/- %	31.3.2006	+/- %
Issued share capital	257.0	257.0	-	247.2	4.0
Reserves and accumulated results	513.8	526.1	-2.3	262.0	96.1
Equity attributable to shareholders of Austrian Airlines AG	770.8	783.1	-1.6	509.2	51.4
Minority interests	2.4	1.7	41.2	0.1	-
Shareholders' equity	773.2	784.8	-1.5	509.3	51.8
Provisions	305.0	314.1	-2.9	270.2	12.9
Interest-bearing liabilities	1,264.7	1,267.1	-0.2	1,297.3	-2.5
Other liabilities	16.2	23.0	-29.6	6.2	-
Nun-current liabilities	1,585.9	1,604.2	-1.1	1,573.7	0.8
Provisions	214.8	179.6	19.6	196.7	9.2
Interest-bearing liabilities	258.1	264.9	-2.6	457.1	-43.5
Incoming tax liabilities	3.4	3.4	0.0	3.6	-5.6
Other liabilities	417.7	367.9	13.5	384.6	8.6
Liabilities directly associated with the long-term classified as held for sale	-	3.9	-	-	-
Current liabilities	894.0	819.7	9.1	1,042.0	-14.2
Total shareholders' equity and liabilities	3,253.1	3,208.7	1.4	3,125.0	4.1

Statement of Changes in Shareholders' Equity

EURm	Issued share capital	Reserves: Capital reserves	Reserves: Currency translation	Reserves: Reserve according to IAS 39	Reserves: Shares owned by the company	Accumulated results	Equity attributable to shareholders of Austrian Airlines AG	Minority interests	Shareholders' equity
As at 31.12.2005	247.2	24.7	0.1	0.6	-14.8	306.3	564.1	1.5	565.6
Currency differences							-		-
Valuation investments				1.1			1.1		1.1
Other changes from hedging instruments							-		-
Other changes from deferred taxes							-		-
Other changes						-0.3	-0.3		-0.3
Total sums not affecting the operating result	-	-	-	1.1	-	-0.3	0.8		0.8
Net result for the period						-55.7	-55.7	-1.4	-57.1
Total result for the period	-	-	-	1.1	-	-56.0	-54.9	-1.4	-56.3
As at 31.3.2006	247.2	24.7	0.1	1.7	-14.8	250.3	509.2	0.1	509.3
As at 31.12.2006	257.0	203.7	-0.4	1.6	-14.8	336.0	783.1	1.7	784.8
Currency differences							-		-
Valuation investments				-0.4			-0.4		-0.4
Other changes from hedging instruments				3.0			3.0		3.0
Other changes from deferred taxes				-0.4			-0.4		-0.4
Other changes			0.8			0.6	1.4	1.8	3.2
Total sums not affecting the operating result	-	-	0.8	2.2	-	0.6	3.6	1.8	5.4
Net result for the period						-15.2	-15.2	-1.1	-16.3
Total result for the period	-	-	0.8	2.2	-	-14.6	-11.6	0.7	-10.9
Cost of capital increase		-0.7					-0.7		-0.7
As at 31.3.2007	257.0	203.0	0.4	3.8	-14.8	321.4	770.8	2.4	773.2

Austrian

Consolidated Cash Flow Statement

EURm	1-3/2007	1-3/2006	+/-	+/- %
Result before tax	-29.1	-65.3	36.2	55.4
Depreciation and amortisation	68.9	77.7	-8.8	-11.3
Result from disposal of non-current assets	-0.7	0.4	-1.1	-
Share of results in associates	0.7	2.3	-1.6	-69.6
Financial expenses	16.6	18.0	-1.4	-7.8
Financial income	-8.0	-6.5	-1.5	-23.1
Increase/decrease in inventories	-3.2	-1.3	-1.9	-
Increase/decrease in receivables and other assets	-45.8	8.0	-53.8	-
Increase/decrease in provisions	26.2	14.2	12.0	84.5
Increase/decrease in other liabilities	44.6	8.9	35.7	-
Foreign currency results	-1.2	-6.1	4.9	80.3
Income taxes paid	-	-1.5	1.5	-
Cash flow from operating activities	69.0	48.8	20.2	41.4
Purchase of tangible and intangible assets	-99.6	-50.6	-49.0	-96.8
Proceeds of securities, other loans and equity interests	13.0	23.4	-10.4	-44.4
Purchase of securities and other loans	-124.3	-3.5	-120.8	-
Purchase from subsidiaries minus cash and cash equivalents	-0.4	-	-0.4	-
Proceeds from disposal of non-current assets	13.4	1.8	11.6	-
Financial income received	6.3	6.2	0.1	1.6
Cash flow from investing activities	-191.6	-22.7	-168.9	-
Borrowing of interest-bearing liabilities	82.3	32.5	49.8	-
Payment of interest-bearing liabilities	-91.4	-73.9	-17.5	-23.7
Financial expenses paid	-18.1	-17.6	-0.5	-2.8
Cash flow from financing activities	-27.2	-59.0	31.8	53.9
Increase/decrease of cash and cash equivalents	-149.8	-32.9	-116.9	-
Foreign currency results	1.1	6.1	-5.0	-82.0
Cash and cash equivalents at beginning of period	516.1	120.8	395.3	-
Cash and cash equivalents at end of period	367.4	94.0	273.4	-

Austrian

Key Figures

Employees

	1-3/2007	1-3/2006	+/-	+/- %
Average[1]	8,234	8,474	-240	-2.8
End of period[1]	8,150	8,543	-393	-4.6

Capital market figures

		1-3/2007	1-3/2006	+/-	+/- %
„Reuters code"		AUAV.VI			
Share price High	EUR	11.50	8.71	2.79	32.0
Share price Low	EUR	7.70	6.65	1.05	15.8
Share price (end of period)	EUR	10.81	8.45	2.36	27.9
Market capitilisation (end of period)	EURm	926.2	287.3	638.9	-
Turnover on Vienna Stock Exchange	EURm	649.0	80.7	568.3	-

1 Inclusive employees currently in training and similar

Austrian

Traffic Statistics (Scheduled and Charter traffic)

		1-3/2007	1-3/2006	+/-	+/- %
Revenue passenger km (RPK)	(000)	4,962,422	5,074,828	-112,406	-2.2
Scheduled		4,547,945	4,508,103	39,842	0.9
Long Haul		2,956,861	3,107,765	-150,904	-4.9
Short/Medium Haul		1,591,084	1,400,338	190,746	13.6
Charter		414,476	566,724	-152,248	-26.9
Available seat km (ASK)	(000)	6,673,893	7,027,617	-353,724	-5.0
Scheduled		6,140,624	6,229,385	-88,761	-1.4
Long Haul		3,602,775	3,914,927	-312,152	-8.0
Short/Medium Haul		2,537,849	2,314,458	223,391	9.7
Charter		533,269	798,232	-264,963	-33.2
Passenger load factor	%	74.4	72.3	-	2.1P.
Scheduled		74.1	72.4	-	1.7P.
Long Haul		82.1	79.4	-	2.7P.
Short/Medium Haul		62.7	60.5	-	2.2P.
Charter		77.7	71.0	-	6.7P.
Passengers carried		2,245,382	2,117,368	128,014	6.0
Scheduled		2,090,980	1,929,721	161,259	8.4
Long Haul		358,696	356,404	2,292	0.6
Short/Medium Haul		1,732,284	1,573,317	158,967	10.1
Charter		154,402	187,647	-33,245	-17.7
Block hours		77,768	78,568	-800	-1.0
Sector flights		38,129	37,595	534	1.4
RTK	(000)	649,461	676,314	-26,853	-4.0
ATK	(000)	922,038	952,699	-30,661	-3.2
Overall load factor	%	70.4	71.0	-	-0.6P.
Total tons		37,924	40,128	-2,204	-5.5

END